ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-197954

October 8, 2014

Great Basin Scientific, Inc.

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated September 29, 2014 relating to this offering, included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-197954) relating to such securities (the “Preliminary Prospectus”). You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below.

The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus primarily to reflect a decrease in the number of units offered to 1,150,000, an increase in the price of our initial public offering to $7.00 per unit and certain other changes. In the Preliminary Prospectus, we proposed to offer 1,650,000 units at an estimated price of $6.00 per unit. Defined terms used in this free writing prospectus and not otherwise defined herein are used in the manner defined in the Preliminary Prospectus.

Securities we are offering:	1,150,000 units, with each unit consisting of one share of common stock and one Series A Warrant to purchase: (i) one share of common stock and (ii) one Series B Warrant to purchase one share of common stock.

Public offering price:	$7.00 per unit

Common stock outstanding before this offering:	3,928,462 shares

Common stock included in the securities we are offering:	(i) 1,150,000 shares, which assumes no exercise of the Series A Warrants; (ii) 2,300,000 shares, which assumes the full exercise of the Series A Warrants and no exercise of the Series B Warrants that are issuable upon exercise of the Series A Warrants; or (iii) 3,450,000 shares, which assumes the full exercise of the Series A Warrants and the Series B Warrants.

Common stock to be outstanding immediately after this offering:	5,078,462 shares, which assumes no exercise of the Series A Warrants (and therefore no exercise of the Series B Warrants underlying the Series A Warrants)

Over-allotment option:	We have granted a 45-day option to the representative of the underwriters to purchase up to (i) 172,500 additional shares of common stock, and/or (ii) 172,500 additional Series A Warrants, solely to cover over-allotments, if any. The over-allotment option may be used to purchase shares of common stock, Series A Warrants, or any combination thereof, as determined by the underwriters, but such purchases cannot exceed an aggregate of 15% of the number of shares and Series A Warrants sold in the primary offering

Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $6.6 million, or approximately $7.7 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows: (i) approximately $1.4 million in research and development expenses, including $0.4 million to fund clinical regulatory development and regulatory filing of new diagnostic tests for Group B Strep (ii) approximately $1.4 million in sales and marketing expenses, (iii) approximately $1.1 million to manufacture analyzers, (iv) approximately $0.2 million to expand our manufacturing capacity and (v) the remaining proceeds, if any, will be used for general corporate purposes, including working capital. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Additional Information:

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Dawson James Securities, Inc. at 866.928.0928.